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March 8, 2007



Kevin L. Vaughn
Branch Chief
United States Securities and Exchange Commission
Division Of Corporation Finance
Washington, D.C. 20549

VIA Fax (202) 772-9218

       RE:    Sparta Surgical Corporation
              Forms 10-KSB for the fiscal years ended February 28, 2005 and 2006 Forms 10-QSB for the quarters ended May 31 and August 31, 2006 Your File No: 1-11047

Dear Mr. Vaughn:

In response to your comment letter dated January 9, 2007, we respond as follows:

Comment number 1 You noted that the Forms 10-KSB and 10-QSB's between February 28, 2002 and February 28, 2004 have not been filed.

Response to comment number 1: The Company has been dormant since 2003 and, accordingly, financial information earlier than the last 2 years is not believed to be material to investors. For that reason we have limited the audited financial statements to the last two calendar years.


Comment number 2 You noted that the CPA firm did not sign their firm name as the name registered with the Public Company Accounting Oversight Board.

Response to comment number 2: Their report has been revised to reflect to name registered with the Public Company Accounting Oversight Board.






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Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission
March 8, 2007
Page 2


Comment number 3 You noted that the CEO provides office space and other services at no charge and requested the footnote be revised to disclose the fair value of such services and also address how this accounting complies with SAB Topic 1B.

Response to comment number 3: The footnote has been revised as follows:

Note 4

Office Space

The Company's uses office space located in its Chief Executive Officer's office. The Company estimates the fair value of these services to be $1,200 per year and these amounts have not been recorded in the financial statements.

Based on our interpretation of SAB Topic 1B, we believe that the office expense is not material to the financial statements and therefore it is acceptable not to record these contributed services.


Comment number 4   You noted a gain on extinguishment of debt of $307,709
related expiration o f the statue of limitations on our trade payables and requested that we revise the footnotes to describe this gain and also address the impact of applicable escheat laws.

Response to comment number 4: We added footnote 7 as follows:

Note 7 - Gain on extinguishment of debt

The Company obtained an opinion letter in connection with whether the collection of accounts payable is barred by the statute of limitations. This opinion was based upon the application of California Code of Civil Procedure sections 337, 337a, and 344 and determined that the statute of limitations concerning these accounts payable has expired and is no longer collectable against the Company. As such, the Company recognized a gain of $307,709 on the extinguishment of debt during the fiscal year ended February 28, 2006.


Comment number 5   You noted that the loss per share should be to the nearest cent.

Response to comment number 5: This has been corrected


Comment number 6   You noted that the statement of cash flows does not foot and did not agree to the balance sheet.


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Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission
March 8, 2007
Page 3


Response to comment number 6: This has been corrected.

Comment number 7 You noted that the Revolving Credit Facility states that 92,538,046 shares of common stock will be issued and requested how we accounted for this obligation since we do not have enough shares authorized to satisfy this liability.

Response to comment number 6: Per review of EITF 00-19, paragraph 19, we have determined that we are not in control of the settlement process due to the need to obtain shareholder approval to increase authorized shares and to issue these shares. However, since the Company is not liquid, has no trading activity and a portion of the shares will be issued to a related party (also a majority shareholder), we believe the shares have a nominal value and have disclosed the value in footnote 1.


Comment number 8 You noted that the Revolving Credit Facility Agreement was not attached as an exhibit.

Response to comment number 8: This agreement has been attached as Exhibit 13.1.


Comment number 9 You noted that the cumulative preferred dividends payable relating to the Series A and Series AA were not recorded in the financial statements.

Response to comment number 9: While the cumulative preferred dividends payable were recorded in the August 31, 2006 Form 10-QSB; we have amended the Forms 10-KSB for the fiscal years ended February 28, 2006 and 2005. We have also amended the Forms 10-QSB for the periods ended May 31, 2006 and August 31, 2006 to reflect the cumulative preferred dividends payable.


Comment number 10 You noted the certifications for both the Form 10-KSB and Forms 10-QSB were deficient.

Response to comment number 10: Certifications have been corrected to be in compliance with Regulation S-B.


Comment number 11 You noted the Form 10-KSB for the fiscal year ended February 28, 2005 has the same financials for the fiscal year ended February 28, 2006.

Response to comment number 11: We have filed an amended Form 10-KSB for the fiscal year February 28, 2005 with the financial statements required by Item 310 of Regulation S-B.


                                       3
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Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission
March 8, 2007
Page 4


In making this response to your comments, the Company acknowledges that:

       1. it is responsible for the adequacy and accuracy of the disclosure in its filings;
       2. staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
       3. the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal security laws of the country-regionplaceUnited States.

Please do not hesitate to contact the undersigned with any additional comments you may have.


Sincerely,

SPARTA SURGICAL CORPORATION



By:  /s/ Allan J. Korn
   ------------------------
Allan J. Korn
Chief Executive Officer and
Chief Financial Officer






















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